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[ING LOGO]

                                                                       (d)(5)(i)

January 1, 2006

ING Variable Insurance Trust
7337 East Doubletree Ranch Road
Scottsdale, AZ  85258-2034

RE:      EXPENSE LIMITATIONS

Ladies and Gentlemen:

For shares of ING VP Global Equity Dividend Portfolio (formerly ING VP Worldwide Growth Portfolio), a series of ING Variable Insurance Trust, ING Investments, LLC shall waive or lower its investment management fee in accordance with the Expense Limitation Agreement between ING Investments, LLC and ING Variable Insurance Trust, dated March 1, 2002, as restated August 1, 2003, and further amended and restated February 1, 2005, as if the Maximum Operating Expense Limits specified in SCHEDULE A of the Expense Limitation Agreement were as follows:

                                              MAXIMUM OPERATING EXPENSE LIMIT
              NAME OF FUND                 (AS A PERCENTAGE OF AVERAGE NET ASSETS)
              ------------                 ---------------------------------------
ING VP Global Equity Dividend Portfolio                           1.15%

We are willing to be bound by this letter agreement to lower our fee for the period from January 1, 2006 through and including December 31, 2006. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. Any fees waived pursuant to this letter agreement shall not be eligible for recoupment. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic
---------------
Todd Modic
Senior Vice President



7337 E. Doubletree Ranch Road  Tel: 480-477-3000    ING Variable Insurance Trust
Scottsdale, AZ 85258-2034      Fax: 480-477-2700
                               www.ingfunds.com